

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

<u>Via E-mail</u>
Yitzchak Eliezer Socolovsky
President
Safe Dynamics Corp.
26 HaShlosha Street
Bnei Brak 51363, Israel

> **Re:** **Safe Dynamics Corp.**
> **Registration Statement on Form S-1**
> **Filed September 13, 2011**
> **File No. 333-176798**

Dear Mr. Socolovsky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

2. Since you are raising funds to be delivered outside the United States in an amount

which you disclose is less than you need to avoid bankruptcy, we do not understand the public policy interest in letting this filing go effective. Please tell us what public policy interest you see in letting this offering go forward.

3. Please tell us, with a view toward possible disclosure, why you selected this particular offering structure and amount, telling why you believed investors should not have the benefit of an escrow account since it appears that you will not have working capital unless virtually the maximum amount of securities are sold and why you capped the offering at $3000 less than you need to avoid bankruptcy.

4. You should extensively revise the business and risk factor sections to address the possibility that you will be unable to create a viable commercial product. What do you expect it will cost to consumers and what is the basis for that belief? What do you expect it to cost to produce? How much do you expect the royalty to be per unit? What is the basis for these statements? How much do the major rival systems cost? You should put in enough detail so that investors can evaluate the likelihood of success. These sections should make a coherent package with the revised Plan of Operation section addressed in comments below.

Prospectus Summary, page 4

Our Company, page 4

5. Please disclose your losses, your monthly "burn rate," the month you will run out of funds without the addition of capital, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

6. We note on page eight that you will rely on a third party to develop a workable prototype. Please revise here to state, if true, that you have not yet developed a workable prototype.

7. Please provide a brief discussion clarifying when you may have to file for bankruptcy protection. Please also clarify that though proceeds from this offering will be used for working capital and marketing, you do not plan to use any of the offering proceeds to pay the approximately $3,000 needed to avoid bankruptcy.

Risk Factors, page 7

8. Please add a risk factor addressing, if true, that in the event of bankruptcy your two officers and directors will receive the patent rights to the anti-theft device because they are your creditors, but the other ordinary shareholders who are not creditors may lose all ownership interest in this patent right.

9. Because your two officers are your only directors, they will determine any future salary and perquisites, and there may not be funds available for net income. Please add a risk factor for this risk or tell us why it is not necessary.

10. Please add a risk factor addressing the ongoing costs of being a public company, quantifying the anticipated costs, such as your legal, accounting and other expenses, so that investors can better understand this risk.

We do not have sufficient cash to fund our operating expenses, page 8

11. Please revise to explain more clearly when you intend to seek more capital relative to when you will implement your business plan. The first sentence states that you do not have enough cash to fund your marketing and promotional campaign, yet the third sentence states that your ability to access capital will depend on your success in implementing your business plan. Please revise.

You may experience difficulties, page 11

12. Please revise to address that it may also be difficult for shareholders to serve process on your officers and directors as a result of their being located in a non-U.S. jurisdiction.

We did not conduct due diligence, page 12

13. Please advise regarding the meaning of this risk factor.

Our Business, page 17

Existing or Probable Government Regulations, page 21

14. Please revise to discuss any National Highway Traffic Safety Administration regulations that may affect your business.

Management's Discussion, page 21

Plan of Operation, page 21

15. We note that your plan of operation focuses mainly on the timeline related to design and product development. Please revise to discuss the timeline and costs related to each step you will face before generating revenue, including for example finding and engaging a licensee, design and product development, manufacturing the product, and marketing the product. Additionally please

clarify when you expect to generate revenue. In the Prospectus Summary please include a brief summary of your budget and timeframe.

16. Please revise here to clarify to what extent you will bear the cost of design and product development and to what extent your licensee will bear the cost.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: John A, Cacchioli, Esq.